Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

February 4, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2104

Blue Chip Multinationals Portfolio, Series 20

File Nos. 333-251764 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2104, filed on December 28, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Blue Chip Multinationals Portfolio, Series 20 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.    Please provide a more complete definition of a multinational company that includes that a multinational company must have business operations in another countries.

Response:       In response to this comment, the third sentence of the “Principal Investment Strategy” section will be revised to state: “A multinational company is a company that owns or controls the production of goods or services in at least one country other than its home country.”

2.    Please provide a market capitalization policy and the corresponding risks.

Response:       The trust will invest in securities that are included in the Russell Top 200® Index, as stated in the “Security Selection” section. This index measures the performance of the largest capitalization segment of the U.S. equity universe. As a result, it is expected that the trust will invest in large-capitation securities. Because the trust’s expected universe is defined and there are no small- or mid-capitalization securities, the trust respectfully declines to amend the current disclosures.

3.    Please disclose if the trust will invest directly in securities of companies located in emerging market countries. If so, please disclose this and provide the appropriate risk disclosures.

Response:       The trust will not invest directly in securities of companies located in emerging market countries and, therefore, the prospectus disclosure has not been amended in response to this comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren